

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2021

Melissa Cougle
Chief Financial Officer
Frank's International N.V.
Mastenmakersweg
1786 PB Den Helder
The Netherlands

> **Re: Frank's International N.V.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 4, 2021**
> **File No. 333-255496**

Dear Ms. Cougle:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 21, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers
What are the material U.S. federal income tax consequences to the Frank's shareholders as a result of the Merger?, page 7

1. We note your response to prior comment 1. We also note that the Frank's shareholders are voting on the merger and the prospectus states that there will be no material U.S. federal income tax consequences to the current Frank's shareholders as a result of the Merger and that the Frank's Board considered that the merger was intended to qualify as a reorganization within the meaning of Section 368(a) of the Code in approving the merger. We further note that in rendering its fairness opinion, Moelis assumed, with your consent,

that the transaction will qualify as a tax free reorganization for federal income purposes and that Section 5.14(a) of the merger agreement provides that the parties intend that the merger qualifies as a "reorganization" within the meaning of Section 368(a) of the Code. Please revise to provide a tax opinion covering the material federal tax consequences of the merger transaction to the Frank's shareholders and revise your disclosure accordingly. Refer to Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19.

Treatment of Expro Warrants, page 20

2.   Please expand your disclosure to describe the material rights and obligations of the Replacement Warrants that are being registered pursuant to this registration statement.

Risk Factors
The market value of the Combined Company could be negatively affected by risks and conditions that apply to Expro..., page 33

3.   We note your disclosure that the market value of the Combined Company could be negatively affected by risks and conditions that apply to Expro, which may be different from the risks and conditions currently applicable to Frank's. Please revise to identify any such material risks that apply to Expro which may be different from the risks and conditions currently applicable to Frank's.

Material Dutch Tax Consequences, page 148

4.   We note you have filed short-form tax opinions as Exhibits 8.1 and 8.2. Please revise your tax discussion to clarify that the discussion in the prospectus constitutes each counsel's opinion and name counsel in the prospectus discussion that constitutes counsel's opinion. In addition, please revise Exhibit 8.2 to clarify that the discussion in the prospectus constitutes counsel's opinion rather than that the discussion therein is a fair and accurate summary of the principal material Dutch tax consequences. For guidance, refer to Sections III.B.2 and III.C.2 of Staff Legal Bulletin 19.

Directors of the Combined Company, page 215

5.   We note your response to prior comment 15, and reissue such comment. In that regard, we note the requirements of Item 18(a)(7) of Form S-4.

Melissa Cougle
Frank's International N.V.
June 16, 2021
Page 3

       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Myra Moosariparambil, Staff Accountant, at (202) 551-3796 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: Michael S. Telle